SUMMARY REVIEW AND GEOLOGICAL REPORT
                                     FOR THE
                         BISSETT CREEK GRAPHITE PROJECT
                     MARIA TWP, SUDBURY MINING DIVISION, ONT

                                       OF

                        INDUSTRIAL MINERALS INCORPORATED



                     One Canadian Dollar = .63 U.S. Dollars







INTRODUCTION AND TERMS OF REFERENCE

Background, Authorization and Purpose

       INDUSTRIAL MINERALS INCORPORATED (IMI), a Nevada registered corporation, has acquired the Bissett Creek claims of Mr. Frank Tagliamonte and associates for the purpose of commissioning a production unit capable of supplying growth markets in the flake graphite sector. The property lies about 4 trucking hours by road north of distributors and consumers of graphite in the Toronto area. Toronto is 6 - 16 trucking hours from some of the largest graphite markets in the world, in the northern and eastern states of the USA. The Principals of IMI, made an initial verbal request to the writer to review the extensive work completed on the property, to carry out a site visit, to participate in a demonstration trial of the dry separation method proposed for the production of high quality flake graphite and complete a summary report.

       This report is written to conform in general with the requirements of National Instrument 43-101, a format required for qualifying reports for the Toronto Stock Exchange (TSE). The qualification of reserves used in this report was made by Kilborn Engineering Ltd. and used by KHD (Canada) in a positive feasibility study in 1989 before the more restrictive definition of reserves was adopted by the TSE for the purposes of published information. A preliminary financial study has been carried out that does not comply with those regulations by virtue of the use of a range of variables as to price, cost and grade that are based on expected values rather than contracted or confirmed values. It is the writer's opinion that the values used are reasonable and conservative in a preliminary study of this nature.
         The writer is at arm's length to the company and does not expect to receive compensation other than the fee and costs incurred for the report. This report was not requested for the purposes of qualifying financings or for obtaining a listing on a stock exchange.

       The report may be used to obtain a proper outline of the project in sufficient context of the geological and geographical settings, the production and processing technology and the market potentials to make an initial assessment of its economic potential. The data sources include reports from the original companies that arranged the exploration work and the feasibility study documentation that was carried out in period 1984 - 1992. The work was executed with good professional thoroughness employing consultants with good experience in mine development and in graphite processing and marketing.

       Scope and Limitations
       This report describes the geology, the mineral potential, the project feasibility and market potential in short form of the Bissett Creek graphite project of IMI. Research for the report encompassed a review of the substantial documentation of work completed on the project between 1984 and 2001. This work included a full exploration programme with trenching and over 7200 meters (23,000 ft) of diamond and percussion drilling. This work resulted in sufficient data for KHD Canada LTD, a Canadian division of KHD Humboldt Wedag Ag (KHD), to complete a feasibility study, including an estimation of ore reserves and an outline of markets available at that time (1988). This work concluded that the project could deliver an internal rate of return of over 40% with a 2.5 year payback on investment with a capital cost of USD $16.38 million.

       IMI is proposing to take a substantially lower capital cost approach to the project based upon application of a dry separation method that has been well demonstrated in its ability to separate coarse flake graphite from gangue (waste) minerals. The writer has participated in a test of the methodology, has sampled concentrate and tailings product from the concentrator and has had the material tested at a qualified laboratory that is at arm's length to both himself and the company. The results of this test work indicated a good potential to produce a high-grade concentrate with further optimization of the dry process variables

       Regional geological data and exploration information have been reviewed in order to determine the geological setting of the deposit and to obtain an indication of the level of industry activity in the area. Some recommendations that are not binding are made to further the profitability of the project.



       Sources of Information
         Sources of information are detailed below and include both the public domain information available and personally acquired data.

        o       Ontario Geological Survey data available for the area

        o Review of reports and feasibility study documentation supplied by IMI from North Coast Industries, Princeton Mining Ltd., Cominco Engineering Services Ltd., Kilborn Engineering, KHD, Environmental Applications Group, Lakefield Research and Pincock Holt and Allen.
        o Review of recent graphite market information from Industrial Minerals Magazine, USGS, NATCAN, and several graphite suppliers and producers.


       The author visited the property on October 13th 2001 and took samples to confirm that there was a reasonable probability that graphite occurred in amounts similar to those reported. These samples were also tested for elements that might be important from a point of view of either site area environmental concerns or product quality.

       Plan of Presentation
         The report describes the property in general accordance with the guidelines specified in National Instrument 43-101. There is a requirement under these guidelines for the author of the report to have visited the property which action has been executed. A recommendation for work is made that will provide further information regarding the economic potential of the property. Maps that accurately represent the property's location and geological setting are included in the report. The proposed production flow sheet is outlined with full recognition that it was still subject to some development during the data acquisition for this report. A revised proforma is presented in summary form in the Appendix showing the impact of the large reduction in capital cost compared the production methodology proposed in the earlier feasibility work.. All dollar amounts are stated as United States dollars which had an exchange rate of $ .63 U.S. dollars to $1.00 Canadian dollar on the 8th of February, 2002.

       Property Location Map

Map not available.

       PROPERTY LOCATION AND DESCRIPTION

         The Bissett Creek property is located in Maria Township, about 300 km north-northeast of Toronto and 100 kms east of North Bay, Ontario. The property connects to Highway 17 (the Trans-Canada Highway by 16 km of good gravel road, of which 14 km is maintained by the Province of Ontario. This represents approximately 4 hours trucking time to industrial consumers in the Toronto area, which is in turn 12-16 hours from some of the largest graphite markets in the world in the northern and eastern region of the USA.

         IMI has acquired the Bissett Creek graphite property claims directly from the original owners, Mr. Frank Tagliamonte and associates. The claim map covering the property is Maria Township, which shows the property to be comprised of 28 patented claims covering an area of approximately 504 hectares (1245 acres), with title numbers:

E0608302, E0608306, E0608346, E0608347, E0608348, E0608349, E0608350, E0608367,
E0608368, E0608369, E0608370, E0608371, E0608372, E0608373 E0608374, E0608376,
E0800880, E0800881 E0800884, S0998754, S0998755, S0998756, S0998757, S0998760,
S01084577, S01117797, S01117798, S01117799.

       The existence of the claims on the claim maps for the area gives a high level of confidence in the validity of the title, but the writer has not executed a full title search.

       These patented claims cover the area proposed in the feasibility study work for the open pit extraction of graphite and some surrounding area. Since completing the agreement, further staking has been carried out on ground contiguous to the original property. This staking covers an area originally laid out and permitted for a tailings disposal site and extensions of mineralization. Not all of these new claims are shown on the maps available at the office of the mining recorder because of the recent nature of the staking.

        The core claims are not subject to any land alienation for parks or special management zones according to information from the Ministry on Northern Development and Mines. There is always some potential in Canada for aboriginal land claims to be made but there are, to date, few if any examples in Ontario of such claims affecting the progress of a mine to full operational status. Even in British Columbia where few prior land treaties are in place, several large mines have proceeded to production (Huckleberry, Mount Polley and Kemess) notwithstanding the existence of land claims. From this recent experience, it is the view of the writer that the risk of being delayed as a project moves to production because of conflict arising from such land claims is not as great as the normal exploration development risk of the project.

       The area comes under the administration of the Southern Ontario Mining District.

       Claim Location Map

Map not available.

ACCESS, CLIMATE, PHYSIOGRAPHY, LOCAL RESOURCES AND INFRASTRUCTURE

         The property is located south of the Trans-Canada Highway (Highway 17), approximately 53 kms east of the town of Mattawa, Ontario. Highway 17 connects to Ottawa, North Bay and via North Bay, Toronto. North Bay, 60 kms west of Mattawa, is an important industrial town with services and equipment available for the support of mining operations.

       The area has a climate typical of central Canada with snow on the ground from October to April-May and winter temperatures below -200 C in January and February and temperatures above 250 C between July, August, and early September. The annual precipitation is in the order of 950 mm with slightly higher precipitation as rain during the summer months from July to early September. The principal snowfall historically occurs during the months of December through March.

       The claims cover an area of rolling hills that are intersected by moderately steep sided valleys from 20 to 100 meters deep with creeks, swamps and small lakes in the valleys. The area has been partially logged and has some small quantities of commercial timber still available. No features of special environmental, scenic or ecological importance were noted in the part of the claims visited by the writer.

       The area of the claims does not include rural cottage properties but is close enough (less than 15 kms) to major highway, rail and power line that substantial infrastructure is available for a large scale operation.



HISTORY

       The Bissett Creek property was staked by Mr. Frank Tagliamonte and associates in 1980. Donegal Resources Ltd. optioned the property in the same year, carrying out a geophysical survey using ground magnetometer equipment. Following a small programme of trenching the company terminated the option in the same year. Hartford Resources Inc optioned the property the following year staking an additional 24 claims. Line cutting and VLF-EM surveys were carried out and further trenching. A report of D.G.Innes, geologist, was completed in the same year.

       Princeton Resources Corporation (Princeton) acquired Hartford Resources Inc and the option on the claims in 1984. Further work included geological mapping, trenching, sampling and diamond drilling during the period November-December 1984. Five trenches of total length 285 meters (940 feet) and seven drill holes with a total depth of 317 meters (1050 feet) were completed in this first phase of systematic work. In the following year, Princeton continued exploring the property and together with more mapping, geophysical surveys and drilling, initiated some bench testing and bulk sampling. A base camp was established on site and the construction of a batch testing plant was started.

       North Coast Industries Ltd. (North Coast) optioned the property, earning a 58% interest in the property by completing the batch testing plant and completing bulk sampling and production of flake graphite product for product definition. The plant was designed by Mr. E. Blanchard, who has an extensive knowledge of the graphite industry.

       Following its option on the property in 1986, North Coast carried out an extensive programme of exploration and test work on the property. 700 meters (2310 feet) of trenching and 2100 meters (7000 feet) of diamond drilling for a drill total of 7232 meters (23,900 feet) in 160 holes. Percussion drilling was carried out with 82 drill holes totalling 1207 meters (4000 feet). The drilling was carried out on a grid with a spacing of 64 m x 64 m (215 feet x 215 feet) with infill in higher grade areas at 23 m x 23 m (76 feet x 76 feet). Princeton had collected a 3630 tonne bulk sample during its programme and North Coast, in addition to a number of smaller samples for bench test work by KHD, took 6668 tonne bulk sample for pilot scale testing by KHD.

       North Coast purchased the remaining 42% from Princeton in early 1989 to obtain a 100% interest in the property, subject to a $20 CAD/tonne royalty on graphite concentrate, payable to the underlying vendors.

       In 1989, North Coast commissioned KHD to complete a feasibility study for the project, assisted by Kilborn Engineering (BC) who calculated the ore reserves. Kilborn also developed a mining plan to meet planned production targets as determined by an assessment of the market completed by KHD and Possehl. The outcome of this feasibility study was positive.

       Following a severe decline in graphite prices the project was put on hold after the feasibility study was completed. In 1990, Pincock, Allen and Holt
(PAH) were engaged to complete another ore reserve and preliminary mine plan for the project based on the original drill hole and assay data. The following year, the PAH work was supported by a metallurgical process review and preliminary cost estimate carried out by Cominco Engineering Services Ltd. (CESL). The metallurgical process review included some metallurgical test work carried out for CESL by Bacon Donaldson and Associates in Vancouver, BC. The results of these studies showed some small differences in capital expense estimates and a slight reduction in graphite recoveries compared to the data from the test work completed for KHD by Lakefield and Ortech in Ontario.

       North Coast Industries was not able to complete financing of the project and returned the claims to the original vendor group of Mr. Frank Tagliamonte and associates.

       The work completed by North Coast Industries its contractors and earlier developers of the claims was carried out in a proper manner, appropriate for generating reliable data for the feasibility study. One of the principals of IMI was familiar with the potential for the project and has had extensive experience in several graphite projects over a period of more than 15 years. This recognition of the potential led to the acquisition of the claims by IMI.

       Worked carried out behalf of IMI has included testing a method of pre-concentrating the flake graphite by a dry process, which reportedly produced a pre-concentrate of 72-74% graphitic carbon. Bench scale flotation tests produced a 92% graphitic carbon concentrate. That concentrate grade meets the specification of many of the markets sought by IMI.

FEASIBILITY STUDY RESULTS

       The feasibility study investigated a production rate of 16,500 tonnes per annum of graphite concentrate for the first five years of production to be followed by an expansion to 20,000 tonnes concentrate per annum. The mill was planned to have a capacity to process 2,500 tonnes per day of ore with a grade of between 2.5% and 3.5% carbon to produce a concentrate by wet flotation with a grade of more than 92% graphitic carbon. The capital cost for the project was estimated at USD $16,380,000.

       The ore reserve calculated by Kilborn was 20,000,000 tonnes within the drilled area, with a grade of 3.18% carbon using a 2.5% carbon cut-off grade. Kilborn subjected the data to rigorous statistical analysis and used best industry practice to confirm the reliability of grade-tonnage estimates. The plan of drilling and bulk sample locations from the feasibility study report follows on the next page. It demonstrates the systematic sampling for the feasibility database. Further potential for graphite reserves exists outside this well tested area. The reserve is amenable to open pit mining with initial operations requiring little or no stripping of overburden or waste. The actual stripping ratio was estimated by Kilborn to vary between 0.48:1 and 1:1 through the life of the project.

       Production costs for mine and mill were estimated at USD $239.48 per tonne of concentrate in the KHD study for the first five years of production. During the following five years, the production costs were estimated to decrease to USD $238.68 per tonne.

       The graphite price used for the feasibility study was estimated by Possehl to average $1,385 per tonne ((U.S.$1,154). The Possehl market study was based in part on distribution of product made from the pilot test work carried out on the bulk samples taken. This study indicated that certain specific size fractions would sell at a considerably higher price.

       The feasibility study indicated a potential for a pay back of investment in 2.5 years and a Net Present Value at a 10% discount rate of USD $29,736,000. The internal rate of return on the project was estimated to be 40.04%. With this outcome, the ratio of investment to NPV would be in the order of 1:1.8.

       Drill Plan and Bulk Sample Locations


Map not available.

 GEOLOGY

       The Bissett Creek graphite deposit occurs in a belt of the Ontario Gneiss, a segment of the Grenville Province of Pre-Cambrian rocks of the Southern Canadian Shield. The main rock type is a quartzo-feldspathic gneiss which is reportedly an upper amphibolite grade of metamorphism. The Ontario Gneiss is distinguished from other formations in the Grenville by having a dominant northwestern foliation.

       Ontario Geological Survey mapping in 1976 by S.B. Lumbers reports that the property area is underlain by Middle Pre-Cambrian metasediments. These are gneisses with medium to coarse-grained, quartz, biotite-k-feldspar and quartz plagioclase feldspar units. The beds are highly deformed and lie in northwest trending, northeast dipping recumbent folds. A significant amount of remobilization of quartz and feldspar occurred during the metamorphism and as much as 10% of the rock is migmatite.

       For mapping purposes on the property, the rocks are divided into graphite gneisses, transitional graphite gneisses and barren gneiss. The graphitic gneiss occurs as a pale yellow to brown weathering surface on some hilltops and in occasional cliff faces. It is described by Lumbers as calcareous quartz-feldspar gneiss with minor biotite and amphibole. The samples taken by the writer returned low calcium values, suggesting that some of the graphite mineralization had only minor carbonate content. Minor iron sulphides and biotite are the main sources for the light limonitic colouration of the characteristic weathered surfaces. The graphite content of the gneiss is difficult to estimate in hand specimen because it tends to be aligned as flakes parallel to the foliation. Viewing such a foliation plane shows the graphite to advantage and it is easy to over-estimate the grade on such a surface. Drill results indicate that the bulk of the graphite occurs with a graphitic carbon grade of between 1% and 10%.

       The graphite gneiss horizon has a thickness of approximately 75 m (250 feet) as demonstrated by drilling. In the area of the drilling, it dips eastwards at 5 - 25 degrees. The graphite horizon is sandwiched between an upper, barren non-calcareous gneiss and a similar lower unit. These are pale to dark green units with biotite, dark green amphiboles and red garnets.

       The transitional gneiss is an intermediate unit that has muscovite and biotite with mauve garnets in the quartz-feldspar gneiss. This may occur near the foot wall and hanging walls or as small lenses within the graphitic gneiss horizon. The lenses are not large enough to cause significant dilution during mining and could be segregated by a shovel operator as waste by virtue of the colour contrast.

       Two minor intrusive units were identified on the surface within the claims. These have been emplaced as minor dykes and sills of lamprophyre and migmatitic quartz-feldspar pegmatites with biotite and muscovite.

 Geology Map


Map not available.

 Geological Section

 DEPOSIT TYPE

       The Bissett graphite is a metasedimentary deposit of unspecified sub-type. The original sediments were probably carbonate rich - low iron sandstones and siltstones that either developed crystalline graphite from the confined metamorphism and destruction of the carbonates or from the re-working of carbonaceous material in the sediments. The Cal Graphite deposit in Butt Twp is a somewhat similar occurrence with much higher reported iron sulphides associated with the graphite.



MINERALOGY

       A petrographic study carried out as part of the feasibility study for North Coast Industries determined that the graphite gneisses were biotite schists with variable contents of amphibole, clinopyroxene, chlorite, carbonate and graphite. Ubiquitous trace minerals included sphene, apatite, garnet and zircon. Sulphides were reported as trace amounts only, usually as pyrite and pyrrhotite.

       It was concluded that the mineral assemblage was derived from calcareous bands of sediments with interbedded clastic sediments possibly derived from rocks of granitic composition. The grade of regional metamorphism was considered to be upper medium grade as determined by the development of garnet, amphibole and diopside.

       The investigation of graphite in this study indicated that flakes up to
1.5 mm in rough diameter were present. The preponderant form of the graphite was as isolated flakes in the schist. It was reported that less than 3% of the graphite flakes exhibited intergrowths of chlorite or biotite, which permits the production of high quality concentrates. The intergrowths would typically comprise considerably less than 25% of the individual flake and would contribute less than 0.75% natural impurity to the final concentrate.

       Examination of hand specimens collected at the site by the writer confirmed a generally low iron content of the weathered surface rock and a mineralogy that matched that indicated by the petrographic study. In the fresher rock encountered in a deep trench near Pit # 4, iron sulphide was found to be very rare and it was concluded that some of the iron stain in the weathered surface was due to the breakdown of biotite and other mafic minerals.

       It was noted that the weathered horizon, some 2-4 meters thick, was a more friable form of the gneiss than the fresher rock without any noticeable change in the graphite content or flake size. This weathered material has the potential to be comminuted much more easily than the fresh and with probably better liberation of full-sized graphite flakes. The higher-grade portions of the weathered surface would therefore be expected to use less energy to produce higher value products. It is reported (oral communication, G.Simandl, BC Geol. Surv. Branch) that the weathered section may cause some problems with the conventional wet flotation process because of higher clay and chlorite content. The dry screening process and the winnowing concentrator pre-concentrator would be expected to accommodate the clay and chlorite by early separation of those minerals in the finest screened products which would probably be considered waste in this project. The metallurgical report in the KHD feasibility report refers to a potential for overgrinding the weathered material and indicate that there would be a need to blend fresh rock with the weathered material to reduce the consequent losses.

       The analytical results from samples collected by the writer (see Appendix
II) indicate low levels for elements that might give cause for environmental concerns, such as arsenic, cadmium, lead, mercury and thallium. These low values and similarly low values of barium, potassium and the transition elements suggest that there has been no hydrothermal overprint on the graphitic gneisses and that the gneisses were formed by conditions due to deep burial.


 GRAPHITE MARKETS

       Graphite is produced in three main forms. The largest lowest value production comes from deposits of amorphous or microcrystalline material that is generally of high initial grade in the deposit and requires little concentration. It may sold as lump (to be further processed by the consumer) or powder. Crystalline vein graphite, whose only significant source is in Sri Lanka, the former British colony of Ceylon, is similarly of high initial carbon content and requires little upgrading for further use in pencils, lubricants and electromotive brushes. The third form is crystalline flake graphite, which is usually mined from ores with a lower initial grade than the other two forms and concentrated by wet flotation to meet the required market specifications. This the product form that would come from the Bissett project

       The flake graphite has the advantage that it is sold into a wider range of markets and enjoys higher prices than amorphous from Mexico or lump from Sri Lanka. As a general rule the larger flake sizes sell at the highest prices amongst the natural graphite products. Another general rule is that the largest flake sizes have the smallest markets in terms of tonnages consumed.

       Purity of the flake product also can have an important impact on prices. Graphite prices quoted in the industry journal, Industrial Minerals, (CIF British ports) are typically lower than the final selling price to the end user because the 90% C and 94% C grades may have to be further cleaned to meet the specifications for some uses. The nature of the impurity can be critical depending upon end use. For example, in lubricant grade material, resistate and abrasive materials such as zircon and garnet are not appreciated by the consumer whereas some micaceous minerals are less important. The flake graphite has a high value market for material that can be exfoliated. This is done by leaching the flakes to improve the purity of the product, and then, in the process, intercalating material between the crystal basal sections. Upon heating this causes a large expansion of the crystals as demonstrated in the frontispiece photograph. One of the principals of IMI, who was consultant to the project for North Coast Industries, reports that samples, shipped to UCAR (Union Carbide - graphite division) during the earlier pilot plant work, were successfully exfoliated, indicating that this higher value product could be produced from the Bissett flake concentrate.

       Growth markets for flake graphite were discussed by George Hawley at this year's Blendon Industrial Minerals Conference in Toronto (October 16th -17th) of 2001. The growth areas he particularly identified in the "high-tech" sector were conductive fillers for plastics, bipolar separators for fuel cells, battery applications, nuclear reactors and the use of graphite as a diamagnetic for magnetic levitation systems. High purity flake graphite and synthetic graphite were indicated to be the likely beneficiaries of this growth. High purity flake can substitute for synthetic graphite in some uses provided the cost of final purification is does not make it too expensive. The natural graphite can be leached to higher purity with a simple acid attack.

       Other areas of good growth were expected in the use of graphite foils, made from exfoliated graphite, as an insulator/fire retardant and the addition of graphite to magnesia and alumina refractories to reduce damage due to thermal shock of the manufactured shape.

       The growth for graphite in the fuel cell applications was estimated at 80,000 tonnes per annum in an article in the November 2000 issue of Industrial Minerals Magazine. Modern Plastic (August 2000) reported that the estimates for the demand for bipolar plates were 1 million tonnes by as early as 2003. The graphite content of the bipolar plates is approximately 40% of the total weight, indicating a market potential of 400,000 tonnes.

       With the total world production of all forms of primary natural graphite (1999 estimates) at 480,000, an increase in one market sector of 400,000 tonnes would be quite significant. The consumer is not price inelastic and there are substitutes for some of the applications. It would appear that the greatest benefit to the producers is likely to be the stronger demand, assuring continued markets during a time when many other commodities appear to be in a condition oversupply. Prices could be expected to strengthen until competitive substitution takes place but it is probable that the high purity, larger flake graphite will continue to be the main beneficiary of the price rise.

       The prices of graphite quoted in the May 2001 issue of Industrial Minerals Magazine and their specifications were:


       On a basis of CIF U.K. Port,                  US$/tonne            US $/lb

       Crystalline, large flake 94% C                $570-$750         $0.26 - $0.34
       Crystalline, large flake 90% C                $480-$550         $0.22 - $0.25
       Crystalline medium flake 90% C                $370-$410         $0.17 - $0.19
       Crystalline small flake 80/95% C              $270-$500         $0.12 - $0.23
       Amorphous powder 80/85% C                     $220-$235         $0.10 - $0.11

       Synthetic, 99.5% C, Swiss border              $2,010                  $0.96






EXPLORATION

         IMI has taken a 1-2 tonne bulk sample for large bench scale testing of a dry separation and concentration process proposed. The sample material for this was taken from the area of Pit #4 and the large trench close to Pit #4. The bulk sample, that included both weathered and fresh rock, was taken for the purpose of carrying out trial testing of the dry processing technology. Other than that, the Company has not carried out any physical work on the property. Exploration by earlier workers is described in History above.


 DRILLING

         IMI has not carried out any drilling to date. North Coast Industries and its predecessor, Princeton completed a total of 7232 meters (23,900 feet) of drilling including 1207 meters (4000 feet) of percussion drilling. The diameter of diamond drill holes was identified in drill logs as being at least BQ size with good core recovery. The plan of drillholes shown following the discussion of the feasibility study on page 10 of this report indicates that a systematic approach was taken to drill the mineralization.




 SAMPLE METHOD AND ANALYTICAL APPROACH

       IMI has not carried out any systematic sampling to date except for the bulk sample referred to under "EXPLORATION" above. Some of the earlier test work was carried out by a company not related to IMI in any manner except that one of the principals of IMI acted as a consultant to that company, assisting in several areas of the exploration and development of the project. Part of this consulting work included the design and construction of a conventional pilot plant that was set up on site to carry out a test of a bulk sample. The results from this pilot plant work were part of the database for the feasibility study work.

       Graphite carbon analysis requires some specialized methodology because the final product price depends, not only upon the purity or chemical grade of the graphite, but also its physical properties. A value of the total carbon due to graphite is a useful number but in practice it is the flake size and quality, together, that determines much of the price for which the product sells. There is a comparable price variation in gemstones such as diamonds where size, colour and quality all contribute to the very large range of prices on a per carat basis. Thus it is important to establish what are the available flake sizes that might be achieved by the type of processing that is to be used for production.

       Screen size analysis of flake graphite uses standard procedures for the whole rock material that have been comminuted to an appropriate maximum size. The gangue minerals assist in driving the flakes through the screen openings. For high-grade flake graphite concentrate, it is found that static forces tend to stop the light, dry flakes from passing through the screen openings. Screening therefore requires a negative air pressure on the screens in order to get good sizing of the material or else the process should be carry out wet.

       Analysis of graphite bearing rock for carbon content is usually carried out using a double Loss On Ignition (LOI) method which can take a large (10 gram) sample aliquot or using a Leco instrument which typically uses a small

(0.5 gram) sample. For the Leco work, the mineralized rock must be ground to -80 mesh or finer which can cause plating of graphite on the grinding plates and a loss of carbon thereby. For the LOI, a coarser size fraction (up to 20 mesh) would be acceptable. The main advantage of the LOI method is that different components can be identified by heating at different temperatures and weighing after each heating step to determine volatiles, carbonates and carbon.

       The analytical results used for the KHD feasibility study included a complete assay file of data from both methods.

       The writer found that the laboratories in the Vancouver area that do high quality work for most minerals and ores do not do graphite analyses on a routine basis. As a result, there is some concern that, since the reported results did not confirm the visual estimates as well as expected, the assays for graphitic carbon may be understating the actual values. Further work is required to complete the analytical data before developing the metallurgical spreadsheet that describes recoveries and grades. The results to date show that there has been useful upgrading of the original pre-concentrate product and grades of up to 91% carbon as flake graphite were returned by the assay laboratory.


 METALLURGY

       Normal multistage crushing and grinding of the samples can reduce the flake size severely and plates graphite onto the grinding surfaces and the gangue minerals present. As a general rule, the less the graphite flake material is handled the better it survives at its original size. Dry screening is normally carried out on the products of crushing to avoid re-circulation of coarse (and very valuable) flakes with the oversize material. It was reported by KHD that some concentration of the flakes occurred with simple screening of the crushed and ground product. The metallurgical test work for carried out for the feasibility study included a grinding step between the crushers and the flotation cells which reportedly smeared some graphite on the gangue minerals. This was the product used as the feed for conventional flotation concentration.

       Work carried out in preparation for the KHD feasibility study indicated that a useful range of coarser flake size could be obtained and this was confirmed by the pilot plant work. The coarse grades of graphite were reported to have a carbon grade of approximately 95%, which meets typical specifications for many markets.

       IMI is proposing an alternative flow sheet for dry processing the ore to produce a market ready product. The first comminution step proposed by IMI will avoid the wet grinding in rod or ball mills. The graphite flakes tend to maintain a larger size if coarse crushing is followed by processing through an impact mill or hammer mill. The hammer mill tends to break the fragments of rock along the boundaries of the constituent crystals, liberating the flakes at near maximum size. Re-circulating oversize screened material of + 12 mesh size to the hammer mill with crusher product completes the comminution without need to wet grind in a ball or rod mill. Screening of the -12 mesh product from the jaw crusher and the hammer/impact mill product will be carried out to minimize the damage to flake. IMI is proposing to design this comminution section substantially oversize to allow for future expansion.

       The -12 mesh product will then be screened to the range of desired sizes for different markets The sizes being processed at this time are -12 +24 mesh, -24 +35 mesh and - 35 mesh. It is possible that the sizing may be set according to incidental concentration of graphite that may result from the screening due to the natural grouping of the graphite flakes in particular particle size ranges.

       The sized product is then to be processed through an air-driven winnowing concentrator to make a pre-concentrate reported to have a grade of about 72-74% graphitic carbon, mostly as flakes. The air winnowing concentrator consists of a system of transmitting the screened and sized mineral product down a pipe with air. An angular momentum is applied to the air slurry, which reportedly causes the material to have laminar flow along the walls of the pipe in which it is travelling. This allows very low wear on the pipe as the solids have little or no contact with the walls and consequently low abrasion of the graphite flakes. A spiral motion is clearly seen in the product stream, if it is viewed along the axis of the transmitter pipe towards its discharge point.

       The graphite flakes, with low density and a large diameter compared to thickness, start to float downwards close to their discharge from the pipe. Quartz, feldspar and other rounder and denser minerals, having less air resistance and more momentum, travel further. It is possible that some mica minerals such as biotite would report with the graphite but by virtue of the higher density of the silicates they would be expected to reach the distal collection areas of the middlings.

       The fundamental physical principles of the separation have some similarity to the dry winnowing of alluvial sediments for gold with which the writer has some practical experience. The writer is not a metallurgist and does not comment further upon the technology involved but he has processed samples through the system. After recovering a known weight of pre-concentrated mineral recovered from the air winnowing, it was processed further with a conventional Carpco electrostatic separator at the metallurgical laboratory facility of Engineering Department of the University of British Columbia. This separation produced a high-grade concentrate with less than 2% (visual estimate) of non-graphitic material. The electrostatic separator should have effectively cleaned out any micas that may have carried into the middlings collection area in the pre-concentrate process.

       This method would obviate the need for the additional handling of the flakes in filters and dryers. Also, the cost of rinsing to remove reagent, filtration and drying would not be a charge to the final product. The dry processing would result in a tailings product that could have some market value as a cleaned, angular sand for road and railway grit. Any product not sold or given away for this purpose would be also be easier to place for permanent storage than wet tailings slurry.



PROCESS TESTING

       As part of the due diligence for this report, the writer has processed samples from the Pit #4 area using the mid-size range of screenings, - 24 +35 mesh product, from the combination of material from jaw crushed screenings and hammer mill screenings. The sizing of the product by screening may have resulted in a change in grade compared to average grade for the original sample.

       If the graphite flakes fall in to a size range mainly within the particle size range of the screenings this could cause an immediate upgrading of the graphite content. Conversely, down grading of the graphite flake content would arise from screenings above or below the range about the median of the natural size distribution. This possibility was not investigated with this work and for the purposes of the estimation of the percentage recovery of graphitic carbon from the bulk sample material a back calculation was made assuming a head grade of 3.5% for the original sample. The writer personally collected the concentrates produced by the air winnowing process of two samples.

       The objective of the test work was to determine if a high-grade, market ready product could be made from the dry processed pre-concentrate by electrostatic separation. An estimation of the approximate recoveries of graphite from the pre-concentrate was made but further work is needed to optimize the process. The product from the Carpco appeared to be high grade with very few grains (estimated to be less than 1% of the total) of other minerals. Those grains seen were small compared to the diameter of the graphite flakes and may be removable by dry screening with a vibrating screen of appropriate mesh size.


THE TEST SAMPLES

The B samples were processed with the writer present. They came from a portion of the bulk sample that was 1-4" particle size and was reduced by crushing to approximately 1" size and then screened to -12 mesh. The oversize was processed through a hammer mill and was screened. The corresponding size fractions were combined. The combination of the mid-size range particle size material (-24 +35) from both the jaw crusher and the hammer mill gave a sample weight of 8,200 gm from an original sample of 39,500 gm total weight. Sample B #2 was the first pre-concentrate removed after processing with the air winnowing unit and it had a total weight of 548 gm. Sample B #1 was a pre-concentrate of 249 gm produced from 1786 gm of middlings from the material processed to obtain the B #2 pre-concentrate.

       The L samples came from a second sample from the Pit #4 bulk sample, previously crushed and processed with the hammer mill. From -24 +35 mesh material, 3657 gm of rock was processed through the air winnowing unit to give a pre-concentrate of 469 gm weight that was identified as L #1 pre-concentrate. The middlings and nearest tailings from this run, with a weight of 1134 gm, was used to produce the L #2 pre-concentrate with weight of 568 gm.

       The several variables for the air winnowing process had not been optimized to achieve the best recovery of graphite flake. As a result the re-processing of the middlings to produce the L#2 and B#1 pre-concentrates was undertaken to make a closer approximation to a fully optimized set up. This same approach was taken with the subsequent Carpco Electrostatic Separator unit at the Mineral Processing Department at the University of British Columbia. This unit was an early model laboratory machine and cleaner concentrate with better recoveries would be anticipated with the more advanced equipment available today. It will be is necessary to carry out substantial tests of the set-up in order to achieve the optimum production of high-grade flake graphite with adequate recoveries. In the work carried out for this report, the Carpco was tested in several combinations of settings before making the final concentrates but these settings were not a real optimum.

       Three concentrates were made, the first (A concentrates) being the product of three passes of the sample at a 25 rpm rate of rotation of the drum and a setting of 30 volts DC. The graphite flakes could be seen lifting off the train of material passing from the feed hopper over the roll, with a few escaping as floating flakes in the air above the Carpco.

       The graphite reported to the first hopper in the line of rotation direction of the bottom of the roll and appeared to have very little gangue entrained. The middle hopper collected some graphite but was noticeably lighter in colour and therefore a lower grade than the pre-concentrate. The second (B concentrates) was the product of three passes of the middlings and tails from the first concentrate. The B concentrates appeared visually to be of very high grade like the A concentrates. The middlings and tailings from the B concentrates were then passed three times over the roll at a similar rotation rate but at a 50 volt DC setting. This higher voltage appeared to pin the graphite to the roll and made a concentrate that landed in the furthest hopper in the line of direction of movement of the bottom surface of the roll as the C concentrates. It would be expected that biotite or other micas entrained in the middlings and tails would also carry in to this concentrate.

       Initial work with the pre-concentrate starting material had shown that the graphite was dispersed into the air above the Carpco with the higher voltage as it lifted off the drum very vigorously. It might have been possible to recover the floating flakes with a low velocity air-lift vacuum system but, since this was not available, it was decided to reduce the voltage to prevent the loss of graphite and its redistribution all over the laboratory. This strong response to the electrostatic field suggests that an appropriate electrostatic field applied close to the pipe exit could lift the graphite flakes sideways to enhance the pre-concentration step.



DISCUSSION OF METALLURGICAL RESULTS

       The analytical data confirms that it is possible to produce a high-grade coarse flake graphite concentrate with the Carpco electrostatic separator. The preliminary work was able to upgrade the pre-concentrate to better than 91% without optimizing the system and with a small number of passes of material through the separator. The processing did not produce fine graphite dust, indicating that the particle size of the flakes was not substantially reduced. The minor gangue minerals observed in the graphite concentrate appeared to be much smaller in diameter than the graphite flakes. This suggests that the concentrate could be further cleaned by passing it over a horizontal vibrating screen with the result that the graphite flakes pass over the screen mesh and the finer gangue minerals separates by falling through the mesh.

       Some further metallurgical test-work, including the standard practice of running more passes of the feed from middling products, is required in order to optimize recoveries of the graphite as a coarse flake. The progress to date indicates that this optimization is advancing rapidly and will allow market specification material to be produced with adequate recovery rates.



 DISCUSSION OF PRELIMINARY FINANCIAL ANALYSIS

       The revised flow sheet for the concentration of graphite by a dry process and the reduced capital expense proposed to place the project into production have been reviewed using software of Mine Planners Inc (Idaho), "Matchbook" and "Envelope". The Matchbook package allows entry of the basic cost and price parameters, together with capital expense, production rates, the life of the project, discount rates, taxes and royalties that allows a calculation of Net Present Value and Return On Investment. The data entry is not detailed and the parameters chosen were simplified to single items such as cost of mining and milling in dollars per ton rather than any detailed breakdown of the cost components. With Matchbook it is also possible to look at an independent variable, such as price, and determine what minimum grade would allow the project to survive or what maximum mining and processing cost could be supported with a lower price of product.

       The Envelope package allows a further analysis of multiple variables simultaneously so that an estimate of the probable financial outcomes resultant from several variables interacting simultaneously during the life of the project. The calculations that test the outcomes from the variable inputs are called a Monte Carlo simulation and can be run for a large number of cycles to give some confidence in the probability of the average outcome of the project.

       The study is a simple scoping exercise to test the durability of the project under different financial parameters; it is not a rigorous analysis. During the preparation of this report the parameters for the scoping study were developed with due recognition that there could be some discussion regarding the actual numbers for price, capital expense, mining and processing costs, taxes and permitting. The programme only accepts a net smelter royalty as an input rather than a payment per tonne of product. This parameter was back calculated from the IMI agreement royalty of $20/tonne graphite concentrate at the price of $0.45 CAD/lb ($991.80 CAD/tonne) to amount to a 2.0% NSR. If the price per tonne of concentrate changes the effective NSR rate has to be changed as well. The programme only accepts a single input for tax rates and in view of the depreciation of capital costs in early years the writer chose an arbitrarily low rate of 20%.

       The parameters used are listed on the first page in Appendix I. The cash flow calculation based on these inputs indicated an annual return from production, after a deduction of $614,000 CAD for taxes, of USD $1,293,390. The project could generate an internal rate of return of 43%, and, at a discount rate of 5%, have a Net Present Value USD $15,649,830.

       For capital cost, the estimate of The Principals was exceeded by approximately USD $315,000 (20%). This was done in order to allow a small cushion for permitting costs, costs related to start-up before markets are fully assured (stockpile costs) and an additional 3 months (for a total of 6 months) working capital to offset a slow start to sales. The result is a conservative approach that still survives well if prices falter or costs prove higher than projected.

       The financial outcome that could result from the actual budget and prices presented to the writer by Mr. E.Blanchard was also evaluated. The payback indicated is about one year and an annual operating revenue after paying a 30% tax bill would be USD $1,670,130. The internal rate of return is calculated to be 57% and, at a 10% discount rate, the net present value amounts to USD $10,899,000.

       The outcome of this scoping study shows that, even with the conservative parameters applied, the project has a good ability to survive if sales can be achieved at a reasonable level within 6 months of start-up.


SAMPLING PREPARATION AND SECURITY

       No systematic sampling has been carried out by IMI. All results reported, except those from analysis of the writer's samples are based on historical reports of work completed by junior mining companies. The work completed by these companies appears to have been well executed by consultants and employees. The writer does not believe that security was considered an issue at the time of this work because the mineral has relatively low unit value (unlike gold or platinum) and is readily visible in hand specimen. The bigger issue for the integrity of sample data lies with the problems related to the analysis and characterization of the graphite.


DATA CORROBORATION

       IMI has not started any sampling activity and has not established any protocols for checking assays or security of sample material. Since the main value of the deposit lies in the graphite content thereof, the problems related to contamination and/or salting with high value metals such as gold and platinum group metals are less likely to occur. In the earlier work, duplicate samples were sent to Lakefield Research Laboratories for analysis and good correlation was observed in the compared results.

       For the purposes of this report, 5 samples were taken by the author at the site from the areas of Pit # 1, Pit # 4, a large trench near Pit # 4 and the dump of bulk sample material from which material was processed in the pilot plant. These were sent for analysis by an independent laboratory, ALS Chemex, in North Vancouver, BC.

       This sampling was carried out in order to assure, on an order of magnitude basis, that the grades of the exposed rock were in the same range as those reported in earlier results of trenching and drilling programmes (including the check samples sent to Lakefield Research). The grades of the drilling and trench sampling in the earlier work show normal statistical distributions and were used in the feasibility studies and reviews of feasibility studies carried out by consultant companies at arm's length to the North Coast Industries, the operator of the Bissett Graphite Project. These studies used both the assay data generated by the operator and the results of the Lakefield work.

INTERPRETATION AND CONCLUSIONS

       Earlier work on the Bissett Project indicated a sufficient tonnage of graphitic gneiss to support a project with a very long life and make a useful Return on Investment. The evaluation of the proposed dry process by physically testing key elements of the process shows that there is a good potential to initiate production at a lower rate than used for the KHD feasibility study. This lower rate that would be more easily absorbed by the available markets and still generate a good return on the smaller capital investment. The ability to increase the capacity of the concentrator in a modular manner using funds from cash flow after the end of year 2 of production allows the possibility to respond to market growth with very little risk.



RECOMMENDATIONS

         The project is well advanced with good site data available. It is recommended to complete mine planning in a sequence that could allow the extraction of above average grades of weathered rock for the first years of production. The ability to process the weathered mineralization with lower energy requirements and better liberation of graphite flakes could have an important early impact on the productivity of the project. Selection of higher grade mineralization within the weathered surface could accelerate the rate of payback significantly.

         The dry process requires optimization and this should include a further examination of the effects of screening on a partial concentration of the flake graphite according to screen size. If it is possible to scalp some early high-grade concentrate by selecting an optimum screen size, this could allow a reduction in the circulating load and less damage to the graphite flakes.



                                                 Respectfully submitted,



                                                 B.Ainsworth, PEng BC.

                                   REFERENCES

Boucher, M. (1996): Graphite, NATCAN Commodities Review.

CESL (1992): Bissett Creek Graphite Project - Metallurgical Process and Develop-ment Review

Crossley, P. (2000): Graphite -High-tech supply sharpens up. Industrial Minerals Magazine April 2000.

Environmental Applications Group (1989): Environmental Studies Report for KHD Feasibility Study

USGS  (1999): Commodities Summaries, 1999.

Hawley, G. (2001): New Uses for Graphite, Blendon Conference, Toronto - Industrial Minerals 2001

KHD Canada Ltd (1989): Feasibility Study for Bissett Creek Flake Graphite
Project

Kilborn Engineering (1989): Bissett Creek Flake Graphite Project, Maria TWP, Ontario, Geology, Ore Reserve and Mining Feasibility Study

Pincock Allen and Holt (1990): Ore Reserve and Preliminary Mining Plan, Bissett Creek Flake Graphite Project.

Taylor, H.A., (1994): Graphite, USGS Commodities Summaries, 1994.

                                   CERTIFICATE

1) I, Benjamin Ainsworth am the author of this report having offices at 915-409 Granville Street, Vancouver, BC. I am self-employed as a consultant geologist.

2) I graduated from Oxford University with an Honours Degree in Geology in 1962 and have been practicing my profession continuously since that time. I am a registered member of the Association of Professional Engineers and Geoscientists of British Columbia, Registration Number 8648.

3) I have worked on projects similar to the subject mining property of this report and am a "Qualified Person" in the context of National Instrument 43-101.

4) As of the date of this report I am not aware of material facts that are not reflected in this report by written inclusion or reference.

5) I act as the corporate "Qualified Person" for Consolidated Venturex Holdings Limited (CDNX) and I have authored qualifying reports for the following publicly traded mining companies:
       1996 Triton Mining Corporation (TSE)
       1998 C2C Mining Corporation (CDNX)
       1999 Stralak Resources Inc (CDNX)
       2001 Hathor Exploration Ltd

6) I do not have any agreement, arrangement or understanding with IMI or any affiliated company to be or become an insider, associate or employee.

7)  I do not own any securities directly or indirectly in IMI.
       Other than my normal fee for the preparation of this report, I do not expect to receive any benefits from IMI including any interest in the property or any securities of the company.

8) My professional relationship with IMI is at arm's length and I have no expectation that the relationship will change.

9) In my professional opinion the property is of potential merit and further exploration and development work is justified.

10) I consent to the use of this report by IMI as a reference in planning further work for public or private financing where such activity is not subject to NI 43-101. If any part shall be taken as an excerpt, it shall be done only with my approval.



February 8, 2002  at Vancouver, BC                   Benjamin Ainsworth, PEng BC